UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ELI LILLY AND COMPANY
(Exact name of registrant as specified in its charter)

Indiana	001-06351
(State or other jurisdiction of incorporation)	(Commission File Number)
Lilly Corporate Center Indianapolis, Indiana
(Address of principal executive offices)
Jonathan Groff (317-450-5089)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
The Conflict Minerals Report for Eli Lilly and Company (the “Company) for the year ended December 31, 2024 is attached as Exhibit 1.01 to this Report and is available on the Company’s website at https://investor.lilly.com/financial-information/sec-filings.

Item 1.02 Exhibit

Exhibit No.	Description
1.01	Conflict Minerals Report of Eli Lilly and Company for the year ended December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELI LILLY AND COMPANY
(Registrant)

By:	/s/ Lucas Montarce	Dated: May 9, 2025
Name:	Lucas Montarce
Title:	Executive Vice President and Chief Financial Officer